UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KB FINANCIAL GROUP INC.
(Name of Issuer)
Common Stock
American Depository Shares (each representing one share of Common Stock)
(Title of Class of Securities)
48241A105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48241A105

1	NAMES OF REPORTING PERSONS ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,817,028[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		20,817,028[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,817,028[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.07%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
1 This amount represents 20,687,300 shares of Common Stock and 129,728 American Depository Shares, each representing one share of Common Stock. All 129,728 of these American Depository Shares and 795,038 of these shares of Common Stock are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. Further, 53,284 of these shares of Common Stock are held by an indirect subsidiary of ING Groep N.V. as a trustee with dispositive power over the shares held. ING Groep N.V. disclaims beneficial ownership of 795,038 of these shares of Common Stock and all 129,728 American Depository Shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.
2 Based on 343,028,989 shares of Common Stock, par value W5,000 per share, of KB Financial Group Inc. issued and outstanding as of December 31, 2009, as reported by the Issuer in its Annual Report on Form 20-F/A, filed with the Securities and Exchange Commission on July 21, 2010

Page 2 of 7 Pages

CUSIP No.	48241A105

1	NAMES OF REPORTING PERSONS ING Bank N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,401,044 [3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		19,401,044 [3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,401,044 [3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.66%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
3 These shares of Common Stock are held by indirect subsidiaries of ING Bank N.V., a direct wholly owned subsidiary of ING Groep N.V.

Page 3 of 7 Pages

CUSIP No.	48241A105

Item 1(a).	Name of Issuer:

KB Financial Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

Item 2(a).	Name of Person Filing:

ING Groep N.V. ING Bank N.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

ING Groep N.V. Amstelveenseweg 500 1081 KL Amsterdam P.O. Box 810 1000 AV Amsterdam The Netherlands

ING Bank N.V. Bijlmerplein 888 1102 MG Amsterdam-Zuidoost Postbus 1800 1000 BV Amsterdam The Netherlands

Item 2(c).	Citizenship:

See item 4 on Page 2 See item 4 on Page 3

Item 2(d).	Title of Class of Securities:

Common Stock American Depository Shares each representing one share of Common Stock

Item 2(e).	CUSIP Number:

48241A105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

Page 4 of 7 Pages

CUSIP No.	48241A105
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.
(a)	ING Groep N.V. may be deemed to be the beneficial owner of 20,687,300shares of Common Stock and 129,728 American Depository Shares, each representing one share of Common Stock, held by its indirect and direct wholly owned subsidiaries. Of these, all 129,728 American Depository Shares and 795,038 of the shares of Common Stock are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. ING Bank N.V., a direct wholly owned subsidiary of ING Groep N.V. may be deemed the beneficial owner of 19,401,044 of the shares of Common Stock.

ING Groep N.V. disclaims beneficial ownership of 795,038 of these shares of Common Stock and all 129,728 American Depository Shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities

(b)	ING Groep N.V. may be deemed to be the beneficial owner of 6.07% of the outstanding Common Stock, and ING Bank N.V. may be deemed to be the beneficial owner of 5.66% of the outstanding Common Stock. Such percentages are based on 343,028,989 shares of Common Stock, par value W5,000 per share, of KB Financial Group Inc. issued and outstanding as of December 31, 2009, as reported by the Issuer in its Annual Report on Form 20-F/A, filed with the Securities and Exchange Commission on July 21, 2010.

(c)	Each of ING Groep N.V. and ING Bank N.V. have the shared power to vote and direct the disposition of the 19,838,978 shares of Common Stock held by ING Bank N.V.

Although ING Groep N.V. may be deemed to be beneficial owner of 20,687,300 shares of Common Stock and 129,728 American Depository Shares, each representing one share of Common Stock, held by its indirect and direct wholly owned subsidiaries, ING Groep N.V. does not exercise voting rights or dispositive powers for such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Page 5 of 7 Pages

CUSIP No.	48241A105

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

CUSIP No.	48241A105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011 (Date) ING GROEP N.V.
By: /s/ Just A.M. Emke-Petrelluzzi Bojanic
(Signature)
J.A.M. Emke-Petrelluzzi Bojanic Manager ING Holdings & Chair (Name/Title)

/s/ Simon van Dijken
(Signature)
Simon van Dijken Head of Management Information (Name/Title)

ING BANK N.V.
By: /s/ Fred Severin
(Signature)
Fred Severin Compliance Officer (Name/Title)

/s/ Simon van Dijken
(Signature)
Simon van Dijken Head of Management Information (Name/Title)

Page 7 of 7 Pages